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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5-
PART III

SEC
Mail Processing
Section

FEB 2 4 2015

Washington DC

SEC FILE NUMBER
8- 69013

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Matrix 360 Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4520 Main St, Suite 1425
(No. and Street)

Kansas City   MO   64111
(State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Giorgio   610-455-2219
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

© 2001 ProFormWare/NCS 800-800-3204

OATH OR AFFIRMATION

I, Paul Giorgio _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Matrix 360 Distributors, LLC _____, as of December 31, _____, 2014, are true and correct.   I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Principal Financial Officer
Title

_____
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

© 2001 ProFormWare/NCS 800-800-3204

Matrix 360 Distributors, LLC
**Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5**

December 31, 2014

Matrix 360 Distributors, LLC
Table of Contents
December 31, 2014

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

101 PARK AVENUE NEW YORK, NY 10178
(212) 251-3309

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Matrix 360 Distributors, LLC

We have audited the accompanying financial statements of Matrix 360 Distributors, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Matrix 360 Distributors, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

Abington, Pennsylvania
February 23, 2015

Matrix 360 Distributors, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash and cash equivalents	$	9,892
Other assets		585
Total assets	$	10,477

Liabilities and Members' Equity

Liabilities

Accrued expenses	$	2,250
Total liabilities		2,250

Members' Equity | | 8,227

Total liabilities and members' equity	$	10,477

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC
Statement of Operations
For the Year Ended December 31, 2014

Revenue

Total income	$	-

Expenses

Compensation expense	$	23,016
Professional fees		2,250
Regulatory fees and expenses		2,217
Communication expense		1,304
Office expenses		932
Other expenses		449
Bank charges		444
Total expenses		30,612
Net loss	$	(30,612)

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

Members' equity at January 1, 2014	$	17,839
Member contributions		21,000
Net loss	(	30,612)
Members' equity at December 31, 2014	$	8,227

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2014

Subordinated borrowings at January 1, 2014	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2014	$	-

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities

Net loss	$ (	30,612)
Adjustments to reconcile net income to net cash		
used in operating activities		
Changes in assets and liabilities		
(Increase) decrease in assets:		
Other assets		566
Increase (decrease) in liabilities:		
Accrued expenses	(	750)
Net cash used in operating activities	(	30,796)
Cash flows from financing activities:		
Member contributions		21,000
Net cash provided by financing activities		21,000
Net decrease in cash and cash equivalents	(	9,796)
Cash and cash equivalents beginning of year		19,688
Cash and cash equivalents end of year	$	9,892

Supplemental disclosures of cash flow information
    Cash paid during the year for:

Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Matrix 360 Distributors, LLC
Notes to Financial Statements
December 31, 2014

1. Organization

Matrix 360 Distributors, LLC (the "Company") is a Delaware limited liability company that is a registered broker dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was approved by FINRA to operate as a registered broker dealer in June 2013. The Company is majority owned by Matrix 360 Holdings LLC. It has agreed to limit its business to the distribution of registered investment company shares. The Company is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities and changes in interest rates, which have an impact on the Company's liquidity.

The Company has not generated any revenues to maintain its operations, and thus has been dependent on the Parent to make capital contributions from time to time to support its operations and to maintain compliance with SEC Rule 15c3-1. The Company will likely continue to depend on the Parent for these capital contributions. The Parent has committed to continue providing the necessary capital to maintain compliance with SEC Rule 15c3-1.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – Mutual fund commissions, service fees and distribution fees are recognized when earned.

Income taxes - No provisions have been made for income taxes since the Company is a limited liability company and has elected to file its tax return on a partnership basis. The individual members are liable for income taxes based on their respective share of the Company's taxable income.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended December 31, 2014 the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2010.

Use of estimates – The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 23, 2015 the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Concentration of Credit Risk

The Company is engaged in brokerage and distribution activities in which counterparties are primarily mutual fund companies. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the financial product.

Matrix 360 Distributors, LLC
Notes to Financial Statements (Continued)
December 31, 2014

4. **Net Capital Requirements**

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014 the Company had net capital of $7,642 which was $2,642 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.29 to 1.

5. **Computation for Determination of Reserve Requirements**

The Company will operate in accordance with the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3. No customer accounts are maintained and transactions are limited to sales and redemption of shares of registered investment companies and/or variable annuities.

Matrix 360 Distributors, LLC

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2014

COMPUTATION OF NET CAPITAL

Total members' equity	$	8,227
Deduct members' equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		8,227
Deductions and/or charges: Non-allowable assets:		585
Total non-allowable assets		585
Net Capital before haircuts on securities positions		7,642
Trading and investment securities:		-
Net Capital	$	7,642

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	2,250
Total aggregate indebtedness	$	2,250
Percentage of aggregate indebtedness to Net Capital		29%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

Matrix 360 Distributors, LLC

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2014

Schedule I (continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $2,250)	$	150
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	2,642
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	1,642

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA
filing and the Annual Audit Report.

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

101 PARK AVENUE NEW YORK, NY 10178
(212) 251-3309

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Matrix 360 Distributors, LLC

We have reviewed management's statement, included in the accompanying Exemption Report in which Matrix 360 Distributors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(1) (the "exemption provisions") and the Company stated that the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company

Abington, Pennsylvania
February 23, 2015

Matrix 360 Distributors, LLC

Exemption Report

Under Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2014

In accordance with the Company's membership agreement with FINRA
the Company is designated to operate under the exemptive provisions of paragraph
(k)(1). The Company does not handle cash or securities on behalf of customers.
Therefore, the Company, to its best knowledge and belief, is in compliance with
Rule 15c3-3 and has been so throughout the year ended December 31, 2014.

Signed,

Paul Giorgio
Principal Financial Officer